                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (AMENDMENT NO. ___)(1)

                        VISUAL BIBLE INTERNATIONAL, INC.
                        --------------------------------
                                (Name of Issuer)

                         COMMON SHARES, $0.001 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                   928419 30 8
                                   -----------
                                 (CUSIP Number)

                                 PETER A. SMITH
                                7501 KEELE STREET
                                    SUITE 500
                            CONCORD, ONTARIO L4K 1Y2
                                     CANADA
                                 (416) 736-1809
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 28, 2003
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6) Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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\
CUSIP No. 928419 30 8
                                    13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON

                      THE ERIN MILLS INVESTMENT CORPORATION

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    ONTARIO
--------------------------------------------------------------------------------
    NUMBER OF           7.    SOLE VOTING POWER
      SHARES                         14,300,000
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
   PERSON WITH          --------------------------------------------------------
                        8.    SHARED VOTING POWER
                                     None.
                        --------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
                                     14,300,000
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                     None.
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     14,300,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     17.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common shares, par value $0.001 per share (the "Common Stock") of Visual Bible International, Inc., a Florida Corporation ("Visual Bible"). Visual Bible's principal executive office is 1235 Bay Street, Suite 300, Toronto, Ontario M5R 3K4 Canada.

ITEM 2. IDENTITY AND BACKGROUND.

      The Erin Mills Investment Corporation ("TEMIC") was formed on January 24, 1990 by the filing of Articles of Incorporation in Ontario. TEMIC's principal business is engaging in venture capital transactions. The address of TEMIC's principal business and the address of its principal office is 7501 Keele Street, Concord, Ontario L4K 1Y2 Canada.

      The following individuals are the directors of TEMIC (the "Directors"):

      Marco Muzzo
      Alfredo DeGasperis
      John Daniels
      Elly Reisman
      Peter Daniels
      Larry Robbins
      Rudy Bratty
      Marc Muzzo

      The following individuals hold the following TEMIC offices (the
      "Officers"):

      Marco Muzzo, Chairman of the Board
      Alfredo DeGasperis, Vice-President
      John Daniels, Vice-President
      Elly Reisman, Vice-President
      Peter Daniels, Vice-President
      Larry Robbins, Secretary
      Rudy Bratty, Treasurer
      Gerry Quinn, President
      Marc Muzzo, Vice-President

      The principal business address of each Director and Officer is 7501 Keele Street, Concord, Ontario L4K 1Y2. Each Director and Officer is a citizen of Canada. The principal occupation of each of the Directors and Officers is serving as management to TEMIC.

      During the last five years, none of TEMIC or the Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to a B Unit Subscription Agreement (the "B Unit Subscription Agreement"), dated as of August 28, 2003, between TEMIC and Visual Bible, TEMIC Acquired 4,400,000 units (the "B Units") at a price of $1.00 per B Unit. Each B Unit consisted of a 15% $1.00 principal amount debenture (each a "B Unit Debenture"), 1.5 shares of Common Stock and 0.75 warrants to purchase shares of Common Stock (the "B Unit Warrants"). Each B Unit Warrant may be exercised for one share of Common Stock pursuant to the Warrant Agreement, dated as of August 28, 2003, among Visual Bible, TEMIC and other B Unit investors, as amended by the Second Forbearance Agreement (the "B Unit Warrant Agreement") at any time on or prior to December 31, 2009 at an exercise price of $1.00 per share. The foregoing description with respect to the B Unit Subscription Agreement, the B Unit Debenture and the B Unit Warrant Agreement, respectively, is qualified in its entirety by reference to the form of B Unit Subscription Agreement, the B Unit Debenture and the B Unit Warrant Agreement, respectively, each of which is an exhibit hereto and is incorporated herein by reference.

      TEMIC used funds from its general working capital to acquire the foregoing B Units. It is currently anticipated that if TEMIC decides to exercise any of the B Unit Warrants, the applicable exercise prices would be paid from TEMIC's general working capital.

      Pursuant to the Second Forbearance Agreement (the "Second Forbearance Agreement"), dated as of April 1, 2004, among Red Brook Developments Limited (on its own behalf and on behalf of certain other debentureholders, including TEMIC), Visual Bible and Visual Bible International (Canada) Inc., TEMIC was issued 4,400,000 shares of Common Stock in consideration for certain concessions made by TEMIC with respect to the indebtedness outstanding under the B Unit Debentures owned by TEMIC. The foregoing description with respect to the Second Forbearance Agreement is qualified in its entirety by reference to the Second Forbearance Agreement, which is an exhibit hereto and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

      TEMIC acquired its equity interests in Visual Bible for investment purposes. TEMIC expects to evaluate Visual Bible's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, TEMIC may, subject to the restrictions contained in the securities laws, dispose of or acquire shares of the Common Stock or other securities in public or private transactions or attempt to cause the liquidation or reorganization of Visual Bible, and in connection therewith, the Common Stock may become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Any such transactions may be effected at any time and from time to time. Except as disclosed in this Item 4, TEMIC does not have any plans or proposals that relate to or would result in the items set forth in items (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      TEMIC currently owns 11,000,000 shares of Common Stock and owns B Unit Warrants to purchase 3,300,000 shares of Common Stock, together representing a beneficial ownership of 17.5% of the Common Stock. TEMIC has the sole power to vote and to dispose of the foregoing shares of Common Stock currently owed by TEMIC. It is currently anticipated that TEMIC will have the sole power to vote and dispose of any Common Stock received if TEMIC exercises any of the B Unit Warrants.

      The forgoing beneficial ownership percentage is based upon the 78,363,625 shares of Common Stock reported by Visual Bible to be outstanding as of March 30, 2005 based upon the records of Visual Bible's transfer agent.

      There have been no transactions with respect to the Common Stock effected by TEMIC during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Each of the persons set forth on Exhibit 99.1 hereto participated in the offering of the B Units (each a "B Unit Investor") and are each party to (i) a Subscription Agreement, dated as of August 28, 2003, with Visual Bible (together, the "B Unit Investor Subscription Agreements"); (ii) a B Unit Debenture, dated as of August 28, 2003, with Visual Bible (together, the "B Unit Investor Debentures"); (iii) the General Security Agreement, dated as of August 28, 2003, among Visual Bible and the B Unit Investors (the "B Unit General Security Agreement"); (iv) the Security Agreement, dated as of August 28, 2003, among Visual Bible and the B Unit Investors (the "B Unit Security Agreement");
(v) the B Unit Warrant Agreement and (vi) the Registration Rights Agreement, dated as of August 28, 2003, among Visual Bible and the B Unit Investors (the "B Unit Registration Rights Agreement").

      Each of (i) a form of an B Unit Investor Subscription Agreement, (ii) a form of a B Unit Investor Debenture, (iii) the B Unit General Security Agreement, (iv) the B Unit Security Agreement, (v) the B Unit Warrant Agreement and (vi) the B Unit Registration Rights Agreement is an exhibit hereto and is incorporated herein by reference.

      Notwithstanding the foregoing agreements disclosed in this Item 6 and the other matters set forth herein, TEMIC disclaims membership in any "group" for purposes of Section 13 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of any shares of Common Stock beneficially owned by any of the other persons set forth on Exhibit 99.1 hereto.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                  DOCUMENT
-------                  --------
4.1       Form of Subscription Agreement, dated as of August 28, 2003

4.2(*)    Form of Debenture, dated as of August 28, 2003

4.3(*)    Warrant Agreement, dated as of August 28, 2003

4.4(**)   Second Forbearance Agreement, dated as of April 1, 2004

4.5       General Security Agreement, dated as of August 28, 2003

4.6       Security Agreement, dated as of August 28, 2003

4.7(*)    Registration Rights Agreement, dated August 28, 2003

99.1      List of B Unit Investors

*Incorporated by reference to Visual Bible's Form 10-QSB for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 19, 2003.

**Incorporated by reference to Visual Bible's Form 10-KSB for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on May 25, 2004.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2005

                                          THE ERIN MILLS INVESTMENT CORPORATION

                                            By:  /s/ Gerry C. Quinn
                                                 _______________________________
                                                 Name:  Gerry C. Quinn
                                                 Title: President

                                  EXHIBIT INDEX

EXHIBIT                  DOCUMENT
-------                  --------
4.1      Form of Subscription Agreement, dated as of August 28, 2003

4.2(*)   Form of Debenture, dated as of August 28, 2003

4.3(*)   Warrant Agreement, dated as of August 28, 2003

4.4(**)  Second Forbearance Agreement, dated as of April 1, 2004

4.5      General Security Agreement, dated as of August 28, 2003

4.6      Security Agreement, dated as of August 28, 2003

4.7(*)   Registration Rights Agreement, dated August 28, 2003

99.1     List of B Unit Investors

*Incorporated by reference to Visual Bible's Form 10-QSB for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 19, 2003.

**Incorporated by reference to Visual Bible's Form 10-KSB for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on May 25, 2004.